UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

HORIZON LINES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44044K101
(CUSIP Number)

Richard D. Holahan, Jr.
Caspian Capital LP
Caspian Credit Advisors, LLC
767 5th Avenue
New York, NY 10153
(212) 826-6970
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPIES TO:
Justin Radell, Esq.
Akin Gump Strauss Hauer & Feld LLP
2029 Century Park East, Suite 2400
Los Angeles, CA 90067
(310) 229-1000

             November 11, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 7 Pages

CUSIP No. 44044K101	Page 2 of 7 Pages

1           Names of Reporting Persons

CASPIAN CAPITAL LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 2,338,399
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		2,338,399

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,338,399

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

5.87%

14           Type of Reporting Person (See Instructions)

IA

CUSIP No. 44044K101	Page 3 of 7 Pages

1           Names of Reporting Persons

CASPIAN CREDIT ADVISORS, LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 995,814
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		995,814

11           Aggregate Amount Beneficially Owned by Each Reporting Person

995,814

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[X]

13           Percent of Class Represented By Amount in Row (11)

2.50%

14           Type of Reporting Person (See Instructions)

OO

CUSIP No. 44044K101	Page 4 of 7 Pages

This Schedule 13D/A (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on December 13, 2013 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) by Caspian Capital LP (“Caspian Capital”) and Caspian Credit Advisors, LLC (“Caspian Credit”) with respect to the Common Stock, par value $0.01 per share (the “Shares”) of Horizon Lines, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 4.                  Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

Caspian Capital entered into a Commitment Letter with certain third parties (together with Caspian Capital, the “Bridge Lenders”), on the one hand, and The Pasha Group and Pasha Hawaii Holdings LLC (collectively, the “Pasha Companies”), on the other, pursuant to which the Bridge Lenders shall provide the Pasha Companies with financing in the event the Pasha Companies are unable to obtain financing from other lenders to acquire certain Hawaii assets and operations of the Issuer.

Item 5.                  Interest in Securities of the Issuer.

(a) – (b) (i) Caspian Capital may be deemed to be the beneficial owner of 2,338,399 Shares, which represent approximately 5.87% of the Issuer’s outstanding Shares. The Shares beneficially owned by Caspian Capital consist of (1) 1,252,006 Shares held for the account of Caspian Select Credit Master Fund, Ltd., (2) 42,484 Shares held for the account of Caspian Solitude Master Fund, L.P., and (3) 1,043,909 Shares held for the account of the Other Accounts. Caspian Capital may be deemed to have shared power to vote and shared power to dispose of 2,338,399 Shares.

CUSIP No. 44044K101	Page 5 of 7 Pages

(ii) Caspian Credit may be deemed to be the beneficial owner of 995,814 Shares, which represent approximately 2.50% of the Issuer’s outstanding Shares. The Shares beneficially owned by Caspian Credit consist of (1) 953,331 Shares held for the account of Caspian SC Holdings, L.P., and (2) 42,484 Shares held for the account of Caspian Solitude Master Fund, L.P.  Caspian Credit may be deemed to have shared power to vote and shared power to dispose of 995,814 Shares.

The percentages in the immediately foregoing paragraphs of this Item 5 are calculated based on a total of 39,815,900 Shares outstanding as of October 23, 2014 (based on the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on October 24, 2014).

(c)           There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d)           The Principals of Caspian Capital and Caspian Credit are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the Accounts of Caspian Capital and Caspian Credit in accordance with their ownership interests in Caspian Capital and Caspian Credit.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of the Schedule 13D are incorporated herein by reference.

In connection with a proposed merger (the “Merger”) of the Issuer with Matson Navigation Company, Inc. (“Merger Sub”), a Hawaii corporation and wholly-owned subsidiary of Matson, Inc. (“Matson”), Matson entered into that certain Voting Agreement (the “Voting Agreement”) as of November 11, 2014 with Caspian Capital.  Pursuant to the Voting Agreement, Caspian Capital agreed, among other things, to (a) when a meeting is held, appear at such meeting or otherwise cause its shares of Common Stock to be counted as present thereat for the purpose of establishing a quorum, and respond to each request by the Issuer for written consent, if any, and (b) vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all shares of Common Stock held by Caspian Capital (i) in favor of approval of the Merger and the adoption of the Merger Agreement and (ii) against any alternative proposal.

Caspian Capital agreed, subject to certain exceptions, not to (i) tender into any tender or exchange offer, (ii) sell, transfer, pledge, hypothecate, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option agreement or other arrangement or understanding providing for the Transfer of any of the shares of Common Stock or warrants owned by Caspian Capital (collectively, the “Caspian Shares”), or beneficial ownership or voting power thereof or therein (including by operation of law), (iii) grant any proxies or powers of attorney, deposit any Caspian Shares into a voting trust or enter into a voting agreement with respect to any Caspian Shares, or (iv) knowingly take any action that would make any representation or warranty of Caspian Capital set forth in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling Caspian Capital from performing its obligations under the Voting Agreement. Caspian Capital may Transfer any of the Caspian Shares to any other person so long as such person either (a) is a party to an agreement with Matson (or any of its affiliates) containing provisions with respect to the voting and Transfer of the Issuer’s securities, or (b) as a condition precedent to such Transfer, such person executes and delivers to Matson an agreement containing voting and Transfer provisions with respect to the Issuer’s securities so Transferred that are substantially similar in all material respects to those set forth in the Voting Agreement.

The Voting Agreement will terminate upon the earlier of (a) the date that the Merger is effective, (b) the date of any termination of the agreement and plan of merger associated with the Merger, (c) the date on which Matson and Caspian Capital agree in writing to terminate the Voting Agreement, and (d) February 11, 2016.

CUSIP No. 44044K101	Page 6 of 7 Pages

The foregoing description of the Voting Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached as an exhibit hereto and incorporated by reference herein.

The Accounts hold the Issuer’s 11% Second Lien Senior Secured Notes due October 15, 2016 (the “11% Notes”) and the Issuer’s 13% Second Lien Senior Secured Notes due October 15, 2016 (the “13% Notes” and together with the 11% Notes, the “Notes”).  The Notes are not convertible into Shares.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                  Material to be Filed as Exhibits.

                              Exhibit 3 – Voting Agreement, dated as of November 11, 2014, by and between Matson, Inc. and Caspian Capital LP (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Matson, Inc. with the Securities and Exchange Commission on November 12, 2014).

CUSIP No. 44044K101	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 13, 2014	CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Date: November 13, 2014	CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory